Chubb Group of Insurance Companies 15 Mountain View Road, Warren, New Jersey 07059	DECLARATIONS FINANCIAL INSTITUTION INVESTMENT COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 81522394

BARON INVESTMENT FUNDS TRUST & ALL SERIES THEREOF; and BARON SELECT FUNDS & ALL SERIES THEREOF 767 Fifth Avenue New York, NY 10153	VIGILANT INSURANCE COMPANY A stock insurance company incorporated under the laws of New York, herein called the COMPANY 55 Water Street New York NY 10041-2899

ITEM 1.	BOND PERIOD: from 12:01 a.m. on January 15, 2009 to 12:01 a.m. on January 15, 2010

ITEM 2.	LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

INSURING CLAUSE		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$6,000,000	$0
2.	On Premises	$6,000,000	$25,000
3.	In Transit	$6,000,000	$25,000
4.	Forgery or Alteration	$6,000,000	$25,000
5.	Extended Forgery	$6,000,000	$25,000
6.	Counterfeit Money	$6,000,000	$25,000
7.	Threats to Person	$6,000,000	$25,000
8.	Computer System	$6,000,000	$25,000
9.	Voice Initiated Funds Transfer Instruction	$6,000,000	$25,000
10.	Uncollectible Items of Deposit	$500,000	$25,000
11.	Audit Expense	$25,000	$0
12.	Telefacsimile Instruction Fraud	$500,000	$25,000
13.	Extended Computer Systems Coverage	$500,000	$25,000
14.	Unauthorized Signature Coverage	$25,000	$10,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: Endorsement Nos.: 1 - 8

IN WITNESS WHEREOF, the COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/s/ W. Andrew Macan	/s/ Thomas F. Motomed
Secretary	President

Countersigned by __________	/s/ Robert Hamburger
Authorized Representative

ICAP Bond (5-98) - Vigilant

Form 17-02-1422 (Ed. 5-98) Page 1 of 1

VIGILANT INSURANCE COMPANY Endorsement No: 8

Bond Number: 81522394

NAME OF ASSURED:	BARON INVESTMENT FUNDS TRUST & ALL SERIES THEREOF; and BARON SELECT FUNDS & ALL SERIES THEREOF

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Baron	Investment Funds Trust
Baron	Asset Fund
Baron	Growth Fund
Baron	Small Cap Fund
Baron	iOpportunity Fund
Baron	Fifth Avenue Growth Fund
Baron	Select Funds
Baron	Partners Fund
Baron	Retirement Income Fund
Baron	International Growth Fund
Baron	Real Estate Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 31, 2009.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 18, 2009	By	/s/ Robert Hamburger
Authorized Representative

ICAP Bond

Form 17-02-0949 (Rev. 1-97) Page 1